Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-111312



PROSPECTUS


                                1,200,000 SHARES
                             AIR METHODS CORPORATION
                                  COMMON STOCK


                                ________________

     The 1,200,000 shares of common stock, $.06 par value, offered hereby are being offered from time to time by certain Air Methods Corporation stockholders. See "Selling Stockholders." The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares, in negotiated transactions or otherwise as set forth herein. See "Plan of Distribution."

     Air Methods Corporation's common stock is listed on the Nasdaq National Market under the symbol "AIRM." On December 29, 2003, the last reported sales prices of our common stock on the Nasdaq National Market was $8.40.

     FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is December 31, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION  . . . . . . . . . . . . . . . . . . . .   2
FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .   3
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
THE OFFERING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
DESCRIPTION OF SECURITIES  . . . . . . . . . . . . . . . . . . . . . . . . .  13
LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15


                       WHERE YOU CAN FIND MORE INFORMATION

     Air Methods Corporation ("Air Methods" or the "Company") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. Information contained on
                                   ------------------
the Company's website at http://www.airmethods.com is not a part of this
                         -------------------------
prospectus.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

     The following documents, which were previously filed with the SEC pursuant to the Securities Exchange Act of 1934, are hereby incorporated by reference:

     -    our  Annual  Report on Form 10-K for the year ended December 31, 2002;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

     - our Current Report on Form 8-K filed with the SEC on October 31, 2002, as amended by Form 8-K/A-1 filed December 30, 2002;

     -    our Current Report on Form 8-K filed with the SEC on December 3, 2003;

     - the pro forma financial information relating to the acquisition of Rocky Mountain Holdings, L.L.C., a Delaware limited liability company ("RMH"), contained in the prospectus dated May 14, 2003, included in our Registration Statement on Form S-1 (File 333-102452), declared effective January 10, 2003, including any amendment or report filed for the purpose of updating such information; and

     - the description of our common stock contained in our Registration Statement on Form 8-A, No. 1-11153, which became effective on May 20, 1992.

     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

     You may receive a copy of any of these filings, at no cost, by writing or calling Air Methods Corporation, 7301 South Peoria, Englewood, Colorado 80112,
Attention:  Kay  Kelly,  telephone  (303)  792-7400.


                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any of the words "believe," "expect," "anticipate," "plan," "estimate," and similar expressions are intended to identify such statements. Forward-looking statements include statements concerning:

     -    possible or assumed future results of the Company;
     - size, structure and growth of our air medical services and products markets;
     -    continuation and/or renewal of HBM contracts;
     -    acquisition of new and profitable Products Division contracts;
     -    flight volume of CBM operations; and
     -    other matters.

The actual results that we achieve may differ materially from those discussed in such forward-looking statements due to the risks and uncertainties described in this prospectus (including those portions of the prospectus that are incorporated by reference) such as in the Business section of this prospectus, in Management's Discussion and Analysis of Financial Condition and Results of Operations, and in other sections of this prospectus or any prospectus supplement. We undertake no obligation to update any forward-looking statements.

                               PROSPECTUS SUMMARY

THE COMPANY

     We are the largest provider of air medical emergency transport services in the United States, as measured by the number of aircraft we operate. (1) As of September 30, 2003, we managed and operated a fleet of 173 aircraft, consisting of 157 helicopters and 16 airplanes. We have built our business over the past 23 years through a combination of internal growth and acquisitions. In both our community-based and hospital-based operations, we transport persons requiring intensive medical care from either the scene of an accident or general care hospitals to more specialized treatment or higher level of care centers. We also design, manufacture and install aircraft medical interiors and other aerospace products.

     We were incorporated in 1987 as Cell Technology, Inc., a Delaware corporation, and changed our name to Air Methods Corporation in 1991. Our principal executive offices are located at 7301 South Peoria, Englewood, Colorado 80112, and our telephone number is (303) 792-7400. Our web site is http://www.airmethods.com. The information on our web site does not constitute
-------------------------
part of this prospectus.

THE OFFERING

     We are registering an aggregate of 1,200,000 shares of our common stock ("Offered Shares") to be offered for sale by certain of our stockholders ("Selling Stockholders").

     On December 2, 2003, we sold 1,200,000 shares of our common stock in a private placement (the "Private Placement") to institutional investors pursuant to a purchase agreement dated November 26, 2003 (the "Purchase Agreement"). The $9.0 million net proceeds of the Private Placement were used for general corporate purposes, including debt repayment. This registration statement is being filed to comply with the terms of the Purchase Agreement, pursuant to which we agreed to file a registration statement relating to the resale of the shares.


                                  RISK FACTORS

     BEFORE PURCHASING OUR SECURITIES YOU SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, THE FOLLOWING RISK FACTORS:

WE ARE HIGHLY LEVERAGED AND FUTURE CASH FLOW MAY NOT BE SUFFICIENT TO MEET OUR OBLIGATIONS.

     At September 30, 2003, we had approximately $92.2 million of outstanding indebtedness, including $18.8 million of borrowings under our senior credit agreement, $23.0 million in subordinated notes (which is shown net of a $1.9 million discount for financial reporting purposes), $3.3 million of capital leases, and $49.0 million of indebtedness secured by aircraft and other assets. We are also obligated for minimum lease payments under our operating leases of approximately $106.1 million. We intend to continue to borrow, to the extent permitted by our credit agreements, to purchase or lease aircraft and to meet other corporate needs, including acquisitions. At the conclusion of the Private Placement, after giving effect to the repayment of indebtedness with the proceeds of the Private Placement, $18.7 million was available for borrowing under our senior credit facility.


________________________
(1) Based on information provided by the Helicopter Association International's January 2003 Helicopter Annual and various public filings.

     Our substantial indebtedness could have important consequences for you.
For example, if we fail to meet our payment obligations or otherwise default under the agreements governing our indebtedness, the lenders under those agreements will have the right to accelerate the indebtedness and exercise other rights and remedies against us. These rights and remedies include the rights to:

     -    repossess and foreclose upon substantially all of our assets;
     -    initiate judicial foreclosure against us;
     - petition a court to appoint a receiver for us or for substantially all of our assets; and
     - if we are insolvent, to initiate involuntary bankruptcy proceedings against us.

If our lenders exercise their rights and remedies, our assets may not be sufficient to repay our outstanding indebtedness, and there may be no assets remaining after payment of indebtedness to provide a return on our common stock.

OPERATING COVENANTS IN OUR LOAN AGREEMENTS RESTRICT OUR ABILITY TO TAKE CERTAIN ACTIONS AND FAILURE TO COMPLY WITH OPERATING AND FINANCIAL COVENANTS COULD LEAD TO DEFAULT.

     The agreements governing the indebtedness represented by the subordinated notes and senior credit facility both contain restrictive financial and operating covenants, including restrictions on our ability, without prior authorization from our lender, to incur additional indebtedness, to exceed certain annual capital expenditure limits, and to engage in various corporate transactions such as mergers, acquisitions, asset sales and payment of cash dividends. These restrictions in the lending arrangements will limit future growth through the limitation on capital expenditures and acquisitions, and may adversely impact our ability to implement our business plan. Failure to comply with these covenants or to maintain the required financial ratios could result in an event of default and accelerate payment of the principal balances due under the subordinated notes and the senior credit facility.

WE HAVE NOT BEEN IN COMPLIANCE WITH ONE OF OUR FINANCIAL COVENANTS.

     We have obtained waivers from the holders of the subordinated notes of the event of default that would have arisen by reason of our failure to comply, at each of March 31, 2003, June 30, 2003 and September 30, 2003, with the financial covenant requiring that EBITDA (as defined in the purchase agreement governing our subordinated notes) exceed $26.6 million (determined on a rolling four-quarter basis). In connection with the waiver obtained in respect to the September 30, 2003 noncompliance, the EBITDA covenant was eliminated except that we agreed that, if EBITDA is less than $34.0 million at December 31, 2004, we will pay to the subordinated noteholders a one-time fee ranging from $100,000 to $500,000 depending on the EBITDA level. The increase in EBITDA that will be required to avoid this penalty will require significant improvements in our operating profits. There can be no assurance that we will be able to reach this EBITDA level at December 31, 2004 or that we will be able to remain in compliance with our other financial covenants in the future. If we are not in compliance, there can be no assurance that our subordinated noteholders will be willing to waive such noncompliance, or that, in order to obtain such waivers, we will not be required to pay such noteholders significant cash or equity compensation.

A SIGNIFICANT PORTION OF OUR REVENUES ARE DEPENDENT ON FLIGHT VOLUME, WHICH MAY BE NEGATIVELY IMPACTED BY WEATHER AND OTHER FACTORS.

     Historically, all CBM revenue and approximately 36% of HBM revenue have been dependent upon flight volume. Conversely, only approximately 20% of our operating expense (exclusive of bad debt expense) has varied with the number of hours flown. Poor visibility, high winds, and heavy precipitation can affect the safe operation of aircraft and therefore result in reduced number of flight hours due to the inability to fly during these conditions. Prolonged periods of adverse weather conditions could have an adverse impact on our operating results. The months from November through February tend to have lower flight volume due principally to weather conditions, resulting in lower flight revenue during these months. We have experienced significant weather-related cancellations in the current fiscal year. Comparing bases we operated during the first nine months of both 2003 and 2002, we had 949, or 32%, more flight cancellations in the current year. Our net CBM revenue after bad debt allowance per transport during this period was approximately $4,489. Flight volume for CBM and HBM operations can also be affected by the distribution of calls among competitors by local government agencies and the entrance of new competitors into a market.

OUR PILOTS HAVE VOTED FOR UNION REPRESENTATION.

     In September 2003, our pilots voted to be represented by the Office and Professional Employees International Union (OPEIU). We expect to begin collective bargaining negotiations in early 2004. Pilot negotiations conducted by the OPEIU have been lengthy, typically taking a year or more to conclude a first contract, which is not unusual for negotiations under the Railway Labor Act. Air Methods' pilots represent its largest employee group (533 at September 30, 2003) and are crucial to the Company's ability to perform its services, and certain hospitals have expressed concerns related to the possibility of work stoppages, although we have experienced no change in these contractual relationships. Collective bargaining always carries with it the risk of increased employment costs, work rules that can negatively impact the business and/or a strike or other disruption to operations. While we believe that our current salary and benefit arrangements are competitive with others in our industry, if costs were to increase significantly following negotiations, we may not be able to pass along those costs to customers, and may have to consider terminating some CBM operations and HBM contracts if they become unprofitable.

OUR OPERATIONS AND THE PRICE OF OUR SERVICES ARE SUBJECT TO A SIGNIFICANT NUMBER OF GOVERNMENT REGULATIONS. IF THESE REGULATIONS CHANGE OR IF WE FAIL TO COMPLY WITH THEM, OUR OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

     The air medical transport services and products industry is subject to extensive regulation by governmental agencies, including the Federal Aviation Administration and the Department of Transportation, to ensure safe operation. In addition, we are subject to extensive regulation by governmental agencies and reimbursement programs such as Medicare, Medicaid and state and local licensing agencies. Compliance with these regulations impose significant costs on us. Changes in laws or regulations could have a material adverse impact on our cost of operations and the profitability of our flight operations.

OUR OPERATIONS AND THE PRICE OF OUR SERVICES ARE SUBJECT TO REIMBURSEMENT RATES ESTABLISHED BY INSURANCE COMPANIES AND GOVERNMENTAL PROGRAMS, AND DECREASES IN SUCH REIMBURSEMENT RATES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     Our CBM division invoices patients and their insurers, including Medicare and Medicaid, directly for services rendered, and recognizes revenue net of estimated contractual allowances. Insurers may reimburse less than the full billing rates, and we record revenues based on what we expect the discount to be, as derived from our historical experience. While we have not entered into any discounted fee contracts with insurance companies, insurers monitor and negotiate these payments on an ongoing basis, and there is continuous pressure to increase discounts, thereby reducing our revenues and profitability. In addition, reimbursement rates from government agencies are subject to change based on public policy and other factors, including pressure to reduce healthcare expenditures. Reimbursement rates for air ambulance services established by governmental programs, such as Medicare and Medicaid, directly affect CBM revenue and indirectly affect HBM revenue from hospital customers. We estimate that approximately 31% of our CBM patients are covered by Medicare or Medicaid. Reduction in reimbursement rates could have a material adverse impact on our cost of operations and revenue from flight operations.

INCREASES IN THE NUMBER OF UNINSURED INDIVIDUALS IN THE UNITED STATES MAY HAVE A NEGATIVE IMPACT ON OUR ABILITY TO COLLECT OUR ACCOUNTS RECEIVABLE AND OUR PROFITABILITY.

     We respond to calls for air medical transports without pre-screening the creditworthiness of the patients. Collectibility is affected by the number of uninsured or indigent patients transported and is, therefore, dependent upon the health of the U.S. economy in the areas in which we operate, as well as other factors affecting whether patients have insurance coverage. Changes in estimated contractual allowances and bad debts are recognized based on actual collections in subsequent periods. A significant or sustained downturn in the U.S. economy or increase in the number of uninsured patients could have a material adverse impact on our bad debt expense and profitability and could cause us to write down a significant portion of our accounts receivable.

OPERATION IN THE AVIATION INDUSTRY IS HAZARDOUS AND LIMITATIONS OF INSURANCE MAY ADVERSELY IMPACT OUR OPERATIONS.

     Hazards are inherent in the aviation industry and may result in loss of life and property, thereby exposing us to potentially substantial liability claims arising out of the operation of aircraft. We may also be sued in connection with medical malpractice claims arising from events occurring during a CBM flight. Under our HBM contracts, hospitals have agreed to indemnify us against liability arising out of medical malpractice claims and to maintain insurance covering such liability, but there can be no assurance that a hospital will not challenge our indemnification rights or will have sufficient assets or insurance coverage to provide us with full indemnity. In our CBM operations, our personnel may perform medical procedures on transported patients, which may expose us to significant direct legal liability for medical malpractice and other claims. We maintain general liability aviation insurance, aviation product liability coverage, and medical malpractice insurance, and believe that the level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. A limited number of hull and liability insurance underwriters provide coverage for air medical transportation operators. A significant downturn in insurance market conditions could have a material adverse effect on the Company's cost of operations. Approximately 37% of any increases in hull and liability insurance may be passed through to the Company's customers according to contract terms. We have lost five aircraft in our 23-year history as a result of accidents, most recently in an accident in Las Vegas in 2002 in which three employees died. In response to these accidents, our insurers have sometimes been required to pay damages in civil suits. Accidents typically result in increased insurance premiums. Any future losses could result in adverse financial effects, as well as adverse publicity and interruption of air medical services to client hospitals because of the loss of the aircraft.

SIGNIFICANT FOREIGN OWNERSHIP MAY AFFECT OUR ABILITY TO RETAIN OUR AIR CARRIER CERTIFICATE AND WILL CONSTITUTE A DEFAULT UNDER OUR LOAN AGREEMENTS.

     Federal law requires that United States air carriers be citizens of the United States. For a corporation to qualify as a United States citizen, the president and at least two-thirds of the directors and other managing officers of the corporation must be United States citizens and at least 75% of the voting interest of the corporation must be owned or controlled by United States citizens. "Voting interest" is represented by direct ownership of our common stock. If we are unable to satisfy these requirements, our operating authority from the Department of Transportation may be revoked. Furthermore, under our loan agreements, an event of default occurs if less than 80% of our voting interest is owned or controlled by United States citizens. In the Private Placement, three foreign persons purchased 73,650 shares of our common stock, one of which beneficially owned 64,000 shares prior to the Private Placement. In addition, based on filings made with the SEC, we are aware of three foreign persons who have the right to acquire through call options, 1,000,000 shares of our common stock, comprising 9.3% of our outstanding common stock. Because we are unable to control the transfer of our stock, we are unable to assure that we can remain in compliance with these requirements in the future. We have in the past considered, and may in the future seek to adopt, measures that will provide some protection against a foreign person acquiring more than a 25% voting interest. Such measures would likely require stockholder approval.

ACQUISITIONS MAY PRESENT CHALLENGES TO INTEGRATE SUCCESSFULLY.

     We have grown significantly through acquisitions in the past, and will continue to pursue acquisitions in the future. Acquisitions may be of companies already providing air medical services, or of companies providing services ancillary to our flight operations, such as billing or dispatch functions. Acquisitions often involve consolidating a position in an existing market, thereby increasing utilization of an existing investment. Most recently, in October 2002, we acquired Rocky Mountain Helicopters (RMH), effectively doubling the size of our operations. With any large acquisition, a significant effort is required to assimilate the operations, financial and accounting practices and MIS systems, and to integrate key personnel, from the acquired business. Acquisitions may disrupt operations and divert management's attention from day-to-day operations. We may not realize the anticipated benefits of past or future acquisitions, as certain of the acquired operations may not transition effectively. For example, one of RMH's HBM contracts was not renewed after the acquisition. In addition, our profitability may suffer due to acquisition related costs or unanticipated liabilities, employee morale may suffer, and employee turnover may increase, if the culture of the acquired entity is not a good fit with our culture, and our stock price may decrease if the financial markets assess that acquisitions are not appropriately priced.

CHANGES IN DEPARTMENT OF DEFENSE APPROPRIATIONS COULD ADVERSELY AFFECT OUR PRODUCT DIVISION REVENUES.

     One of the significant end users for the Products Division is, indirectly, the Department of Defense, which in 2002 accounted for 55% of the Product Division's external revenues. Purchase of these products are subject to annual appropriation by the U.S. Congress. Failure of the U.S. Congress to approve funding for the purchase of additional medevac systems, litter systems or other products could have an adverse impact on Products Division revenue.

WE ARE DEPENDENT ON THIRD PARTY SUPPLIERS FOR HELICOPTER PARTS AND COMPONENTS.

     Frequent maintenance is required for our aircraft, and maintenance costs comprise a significant portion of our operating costs. We currently obtain a substantial portion of our helicopter spare parts and components from Bell Helicopter, Inc. (Bell) and American Eurocopter Corporation (Eurocopter), because our fleet is comprised primarily of Bell and Eurocopter aircraft. We also maintain supply arrangements with other parties for our engine and related dynamic components. While we believe that we will not be subject to material interruptions or delays in obtaining aircraft parts and components, we do not have an alternative source of supply for Bell, Eurocopter, and certain other aircraft parts. Failure or significant delay by these vendors in providing necessary parts could, in the absence of alternative sources of supply, have a material adverse effect on our operations. Because of our dependence upon Bell and Eurocopter for helicopter parts, we may also be subject to adverse impacts from unusually high price increases which are greater than overall inflationary trends. Because increases in flight fees billed to our HBM customers are generally limited to changes in the consumer price index, we would not be able to pass on cost increases that exceed these levels.

COMPETITION COULD REDUCE OUR MARKET SHARE AND IMPACT OPERATING RESULTS.

     Our HBM operations face significant competition from several national and regional air medical transportation providers for contracts with hospitals and other healthcare institutions. Our CBM operations also face competition from smaller regional carriers and alternative air ambulance providers such as sheriff departments. Although our HBM contracts have terms ranging from one to 10 years, a number of these contracts can be terminated by either party at any time, and could be subject to ongoing competitive pressures. Operators generally compete on the basis of price, safety record, accident prevention and training, and medical capability of the aircraft. Our competition in the aircraft interior design and manufacturing industry comes primarily from Helidyne, LifePort, Inc. and Metro Aviation, Inc. Competition is based mainly on product features, performance, price, and weight. There can be no assurance that we will be able to continue to compete successfully for new or renewing contracts in the future.

WE HAVE A SIGNIFICANT NUMBER OF OUTSTANDING OPTIONS AND WARRANTS. THEIR EXERCISE MAY DILUTE CURRENT STOCKHOLDERS AND SALES OF COMMON STOCK UNDERLYING OPTIONS AND WARRANTS MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     As of December 3, 2003, there were outstanding stock options to purchase approximately 601,003 shares of our common stock with a weighted average exercise price of $4.40 per share and outstanding warrants to purchase approximately 599,716 shares of our common stock with a weighted average exercise price of $1.33 per share. These warrants include warrants to purchase 443,224 shares of our common stock having an exercise price of $0.06 per share in connection with the financing of the RMH acquisition (which number of warrants was increased to 449,716, with an exercise price of $0.0591 per share, as a result of the Private Placement, by operation of the anti-dilution provisions of such warrants). Exercise of outstanding stock options or warrants will dilute the interest of common stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options or warrants can be expected to exercise them at a time when new capital is obtained on terms more favorable to the Company than those provided in the outstanding options or warrants, increasing the value of such options and warrants. The common stock underlying 499,716 of the warrants, including the 449,716 warrants held by affiliates of Prudential, are the subject of a resale registration statement that we are required to keep continuously effective until October 16, 2004. Accordingly, these warrants may be exercised and common stock constituting 5.2% of our stock as of December 3, 2003 could be sold into the market at any time. The sale of a significant volume of shares tends to depress the market price of our stock, and sale of these shares in the near future could make it more difficult for the underwriters to successfully complete this offering.

RECRUITING AND RETAINING SKILLED EMPLOYEES IS AN IMPORTANT ASPECT OF OUR LABOR-INTENSIVE BUSINESS.

     An important aspect of our operations is the ability to hire and retain employees who have advanced aviation, nursing, and other technical skills. In addition, our hospital contracts typically contain minimum certification requirements for our pilots and mechanics. Employees who meet these standards are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted.

                                   THE COMPANY

     We are the largest provider of air medical emergency transport services in the United States, as measured by the number of aircraft we operate. As of September 30, 2003, we managed and operated a fleet of 173 aircraft, consisting of 157 helicopters and 16 airplanes. We have built our business over the past 23 years through a combination of internal growth and acquisitions. In both our community-based and hospital-based operations, we transport persons requiring intensive medical care from either the scene of an accident or general care hospitals to more specialized treatment or higher level of care centers. We also design, manufacture and install aircraft medical interiors and other aerospace products.

     We were incorporated in 1987 as Cell Technology, Inc., a Delaware corporation, and changed our name to Air Methods Corporation in 1991. Our principal executive offices are located at 7301 South Peoria, Englewood, Colorado 80112, and our telephone number is (303) 792-7400. Our web site is http://www.airmethods.com. The information on our web site does not constitute
-------------------------
part of this prospectus.


                                  THE OFFERING

     We are registering an aggregate of 1,200,000 shares of our common stock to be offered for sale by the Selling Stockholders.

     On December 2, 2003, we sold 1,200,000 shares of our common stock in the Private Placement to institutional investors pursuant to the Purchase Agreement. The $9.0 million net proceeds of the Private Placement were used for general corporate purposes, including debt repayment. This registration statement is being filed to comply with the terms of the Purchase Agreement, pursuant to which we agreed to file, within 30 days following the closing, a registration statement relating to the resale of the shares, use our best efforts to have the registration statement be declared effective as soon as practicable thereafter, but in any event within 90 days of the closing date, and remain effective until the earliest of, December 2, 2005, the date on which all the securities issued to the Selling Stockholders or their successors can be sold without registration under Rule 144(k) of the Securities Act, or the date on which all the securities issued to the Selling Stockholders or their successors have been sold to the public. If we fail to comply with these registration requirements, we will be required to pay penalties to the Selling Stockholders at a rate equal to 1.0% of the total purchase price of the shares purchased by the Selling Stockholders for each 30-day period after such failure to comply. After the offering, assuming all Offered Shares are sold, no Selling Stockholder would hold shares of the Company's common stock.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders.


________________________
(2) Based on information provided by the Helicopter Association International's January 2003 Helicopter Annual and various public filings.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of December 3, 2003 regarding the Selling Stockholders in this offering.

                                         NUMBER OF
                                          SHARES                        NUMBER OF
                                       BENEFICIALLY                       SHARES
                                        OWNED PRIOR   SHARES OFFERED   BENEFICIALLY
                                          TO THIS        IN THIS       OWNED AFTER     PERCENT OF
NAME                                     OFFERING        OFFERING     THIS OFFERING   OUTSTANDING
-------------------------------------  -------------  --------------  --------------  ------------

Raytheon Master Pension                      49,562           16,000       33,562(1)            *
U.S. Bank, N.A., FBO Heartland Value        389,300          384,000        5,300(1)            *
  Fund
Pequot Capital Management, Inc.(2)        400,000(3)         200,000      200,000(1)         1.85%
Weiss, Peck & Greer Investments, a          102,100          102,100            0(1)            *
  division of Robeco USA, L.L.C.
WPG Tudor Fund                               89,700           62,900       26,800(1)            *
Straus Partners LP                           71,000           71,000            0(1)            *
Straus - GEPT Partners LP                    44,000           44,000            0(1)            *
SF Capital Partners Ltd.                    110,000          110,000            0(1)            *
Bridgeway Ultra Small Company Fund           67,650           32,000       35,650(1)            *
Bridgeway Ultra Small Company               132,200           18,000      114,200(1)         1.06%
  Market Fund
Corsair Capital Partners, LP                 40,000           40,000            0(1)            *
Kensington Partners, LP                      23,750           23,750            0(1)            *
Bald Eagle Fund                               1,250            1,250            0(1)            *
Catalyst Associates, LP                     155,000           20,000      135,000(1)         1.25%
TCMP3 Partners, LP                           67,000           20,000       47,000(1)            *
Ursus Capital, LP                            11,600           11,600            0(1)            *
Ursus Offshore Ltd.                           8,400            8,400            0(1)            *
Vertical Ventures, LLC(4)                    20,000           20,000            0(1)            *
KC Gamma Opportunity Fund LP                 10,000           10,000            0(1)            *
Enable Growth Partners                        5,000            5,000            0(1)            *

     _______________________

     *    Less than 1%.

     (1) For purposes of calculating shares beneficially owned after this offering, it is assumed that the Offered Shares have been sold pursuant to this offering. The Selling Stockholders may have sold, transferred or otherwise disposed


                                      -11-

     of all or a portion of their Offered Shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

     (2) Pequot Capital Management, Inc. is the investment manager/adviser for the record holders, Pequot Scout Fund, LP, Pequot Navigator Onshore Fund, LP and Pequot Navigator Offshore Fund, Inc. and holds voting and disposition powers over the shares.

     (3)  Of  these  400,000  shares, 200,000 were purchased in the open market.
     The record owners of the shares of common stock beneficially owned are Pequot Scout Fund, LP (228,000 shares), Pequot Navigator Onshore Fund, LP (44,000 shares) and Pequot Navigator Offshore Fund, Inc. (128,000 shares).

     (4) Joshua Silverman, a partner of Vertical Ventures, LLC, has voting control and investment discretion over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders and their successors, which includes their pledgees, donees, partnership distributes and other transferees receiving the Offered Shares in non-sale transfers, may sell the Offered Shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The Offered Shares may be sold in one or more transactions:

     -    at  fixed  prices;

     -    at  prevailing  market  prices  at  the  time  of  sale;

     -    at  varying  prices  determined  at  the  time  of  sale;  or

     -    at  negotiated  prices.

     These sales may be effected in transactions, which may involve block transactions, in the following manner:

     - on any national securities exchange or quotation service on which the Company's common stock may be listed or quoted at the time of sale;

     -    in  the  over-the-counter  market;

     - in transactions other than on these exchanges or services or in the over-the-counter market; or

     - through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

     The Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Offered Shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

     The aggregate proceeds to the Selling Stockholders from the sale of the Offered Shares will be the purchase price of the shares less any discounts and commissions. A Selling Stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of these shares to be made directly or through agents. The Company will not receive any of the proceeds from the resale of the Offered Shares by the Selling Stockholders.

     In order to comply with the securities laws of some jurisdictions, if applicable, the Selling Stockholders may sell the Offered Shares in some jurisdictions through registered or licensed broker dealers.

     The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Offered Shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Offered Shares may be underwriting discounts and commissions under the Securities Act. The Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Pursuant to the Purchase Agreement between the Company and the Selling Stockholders, the Company has agreed to pay substantially all of the expenses incident to the registration of the shares of the Company common stock, except for any fees and expenses of Selling Stockholder counsel or other advisers. In addition, the Selling Stockholders and the Company have agreed to indemnify each other and their respective directors, officers, trustees, advisors and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the Offered Shares, including liabilities under the Securities Act.


                            DESCRIPTION OF SECURITIES

     The following is a summary description of certain securities of Air Methods. Investors are urged to review Air Methods' Certificate of Incorporation, as amended to date, filed as an exhibit to Air Methods' Registration Statement on Form S-1, as declared effective on August 27, 1987, and the Amendments to Air Methods' Certificate of Incorporation, filed as an exhibit to Air Methods' Annual Report on Form 10-K for the fiscal year ended June 30, 1992, each as incorporated herein by reference.

GENERAL

     We are authorized to issue 16,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of September 30, 2003, there were 9,637,109 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of common stock are entitled to vote at all meetings of stockholders, to receive dividends if, as, and when declared by the board of directors, and to participate in any distribution of property or assets on the liquidation, winding up, or other dissolution of the Company. Our common stock has no preemptive or conversion rights. Except as set forth below under "Change in Control Provisions of the Certificate of Incorporation" or as required by law or our bylaws, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at a meeting where a quorum is present is required for stockholder action. The Certificate of Incorporation, as amended, does not authorize cumulative voting for the election of directors.

PREFERRED STOCK

     Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provision as may be provided in that particular series.

     The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible strategic transactions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, a majority of our outstanding voting stock.

CHANGE IN CONTROL PROVISIONS OF THE CERTIFICATE OF INCORPORATION

     Certain provisions of our Certificate of Incorporation may make it difficult for a third party to take control of Air Methods:

     - Holders of 80% of the common stock must approve transactions with an Interested Stockholder (as defined in the Certificate of Incorporation) unless the transaction is approved by Disinterested Directors (as defined in the Certificate of Incorporation) or other "fair price" requirements are satisfied.

     - Article IV allows the board of directors to determine the rights, preferences, privileges, and restrictions to be granted to or imposed upon any wholly unissued series of preferred stock, to fix the number of shares that constitute any series of preferred stock, and to determine the designation and series of preferred stock ("blank check preferred").

     - Article V establishes what is known as a "classified board of directors," with three classes of directors designated as Class I, Class II, and Class III. Each class is elected to serve for a three year term, with each class up for election in different years so that in any one year, only one-third of all directors are up for election. At each annual meeting of stockholders, the successors to the class of directors whose terms expire at that meeting are elected to serve as directors for a three year term.

     - Stockholders may not take action by written consent and are not permitted to call special meetings of stockholders.

     - We may not purchase equity securities from an Interested Securityholder that has held such securities for less than two years without approval of a majority of stockholders other than the Interested Securityholder.


                                  LEGAL MATTERS

     Some legal matters, including the validity of the securities offered by this prospectus, will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado, our legal counsel.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of Air Methods Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Rocky Mountain Holdings, L.L.C. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, incorporated in this prospectus by reference to Air Methods' Form 8-K/A dated December 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================


     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                             AIR METHODS CORPORATION
                                  COMMON STOCK




                                  ____________

                                   PROSPECTUS
                                  ____________


                                December 31, 2003




================================================================================